SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month of August, 2004

COMMISSION FILE NUMBER 0-28778

Tesco Corporation

(Exact name of Registrant as specified in its charter)

Canada

(State or other jurisdiction of incorporation or organization)

6204 – 6A Street Southeast, Calgary, Alberta, Canada T2H 2B7

(Address of principal executive office)

Registrant’s telephone number, including area code: (403) 233-0757

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(o) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
Exhibit Index
SECOND QUARTER REPORT

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tesco Corporation

/s/ Roderick W. Maclean

Roderick W. Maclean Corporate Controller and Interim Chief Financial Officer
Date: August 13, 2004

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Number

Q2 Report	Ex-99

Tesco Corporation

Second Quarter Report

FOR THE SIX MONTHS ENDED
JUNE 30, 2004

Corporate Profile

Tesco Corporation is a global leader in the design, manufacture and service of technology based solutions for the upstream energy industry. The Corporation’s mandate is to change the way people drill wells by delivering safer and more efficient solutions that add real value by reducing the costs of drilling for and producing oil and gas. With a history of technical innovation and superior customer service, Tesco continues to set new standards.

Tesco Corporation is listed on the Toronto Stock Exchange under the symbol “TEO” and on the NASDAQ System under the symbol “TESOF”.

Selected Consolidated Financial Information

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

Three months ended	06/30/04	03/31/04	12/31/03	09/30/03	06/30/03
(Canadian $ million, except per share data)				(restated)	(restated)
Revenues	38.9	48.8	39.9	48.6	50.4
Gross profit(1)	13.8	16.6	14.0	15.7	15.5
Margin %	36%	34%	35%	32%	31%
Operating contribution (deficiency)(1)	(0.2)	2.6	(0.6)	0.7	(0.3)
Stock compensation expense	(0.5)	(0.6)	(0.5)	(0.6)	(0.6)
Financial expense	(1.0)	(1.5)	(1.8)	(3.1)	—
Restructuring and other exceptional items	—	—	(7.5)	—	(20.6)
Pre-tax earnings (loss)	(1.7)	0.5	(10.4)	(3.0)	(21.5)
Income taxes	(0.3)	0.4	(2.8)	(0.8)	(7.1)
Net income (loss)	(1.4)	0.1	(7.6)	(2.2)	(14.4)

Basic and diluted net earnings (loss) ($ per share)	$(0.04)	$0.00	$(0.22)	$(0.06)	$(0.42)
Total assets	318.5	323.7	325.1	325.6	319.5

Long term debt	69.3	68.0	67.2	70.4	62.9
Cash	56.1	48.2	52.1	35.6	29.6

Net debt	13.2	19.8	15.1	34.8	33.3

Shareholders’ equity	221.5	222.3	221.5	228.5	229.9

(1)	Neither Gross profit nor Operating contribution (deficiency) are recognized measures under Canadian generally accepted accounting principles (GAAP). Management believes that, in addition to Net income (loss), these measures are useful supplemental measures of the Corporation’s operating performance. Investors are cautioned that neither Gross profit nor Operating contribution (deficiency) should be construed as an alternative to Net income (loss) determined in accordance with GAAP as an indicator of Tesco’s performance. Tesco’s method of calculating Gross profit and Operating contribution (deficiency) may differ from other companies and, accordingly, not be comparable to similar measures used by other companies.

TESCO CORPORATION     Second Quarter Report

Management’s Discussion and Analysis

This discussion of the Corporation’s financial results, position and prospects is based on information available at August 5, 2004 and should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the three and six months ended June 30, 2004 and 2003.

Results of Operations

Tesco provides its products and services to the oil and gas drilling industry. Drilling activity levels are important to Tesco in that each active drilling rig provides a revenue opportunity for the Corporation. The average number of active drilling rigs, as reported by Baker Hughes, for the second calendar quarter and first six months of the last three years was:

Three months ended June 30	2004	2003	2002
United States	1,164	1,028	806
Canada	202	203	147
Latin America (including Mexico)	290	240	205
Europe, Africa and Middle East	350	349	345
Asia Pacific	197	176	168

Worldwide average	2,203	1,996	1,671

Six months ended June 30	2004	2003	2002
United States	1,141	965	812
Canada	365	348	265
Latin America (including Mexico)	282	229	215
Europe, Africa and Middle East	344	349	345
Asia Pacific	191	177	168

Worldwide average	2,323	2,068	1,805

In addition to drilling activity, the Corporation’s reported revenues are significantly influenced by the exchange rate between the Canadian and U.S. dollar. Almost all of the Corporation’s revenues generated outside Canada are denominated in U.S. dollars, which are converted to Canadian dollars for financial reporting purposes at the exchange rate in effect during the period in which the revenue is earned. The average Canadian/U.S. dollar exchange rates for the second calendar quarter and first six months of the last three years were:

Three months ended June 30	2004	2003	2002
US$1 converts to Canadian	$1.35	1.42	1.56

Six months ended June 30	2004	2003	2002
US$1 converts to Canadian	$1.33	1.48	1.58

QUARTERS ENDED JUNE 30, 2004 AND 2003

Revenues

Wellsite Services Division

The following is a summary of the third party revenues of the Wellsite Services Division for the periods indicated:

Three months ended June 30	2004	2003	2002
$000
Portable Top Drives	16,270	16,678	19,691
Casing Drilling™	5,240	6,336	1,741
Casing Running	9,869	6,255	—
Well Control	154	440	303
Other	—	—	213

	31,533	29,709	21,948

Six months ended June 30	2004	2003	2002
$000
Portable Top Drives	35,346	37,965	42,431
Casing Drilling™	10,836	11,845	2,881
Casing Running	17,163	12,058	—
Well Control	2,229	1,556	1,137
Other	33	16	213

	65,607	63,440	46,662

Wellsite Services revenue for the second quarter reflect the seasonal decline in Canadian drilling activity as compared with the first quarter of the year. Canadian top drive operating days for Q2 were 301, compared with 1,400 in the first quarter of 2004. The increase in revenues for both the second quarter and first six months of 2004 compared with the same periods in 2003 was affected by the decline in the US/Canadian dollar exchange rate. In US dollar terms, the increase in second quarter revenues from 2003 to 2004 is 17% compared with 6% in Canadian dollar terms; the same comparison for the first six months of the year results in a US dollar increase of 14% compared with 3% in Canadian dollar terms.

TESCO CORPORATION     Second Quarter Report

The geographical distribution of top drive operating days and average daily operating rates over the second calendar quarter of the last three years are as follows:

Three months ended

June 30	2004		2003		2002
Region	Days	%	Days	%	Days	%
United States	1,681	38	1,588	36	1,603	36
Canada	348	7	398	9	224	5
S. America	725	16	527	12	875	20
Mexico	527	12	924	21	806	19
Asia/Pacific	1,021	23	556	13	618	14
Europe, Africa, Middle East	178	4	378	9	280	6

	4,480		4,371		4,406

Average daily operating rates	$3,632		$3,816		$4,469

Six months ended

June 30	2004		2003		2002
Region	Days	%	Days	%	Days	%
United States	3,166	33	2,819	29	3,276	34
Canada	1,748	18	1,823	19	1,417	15
S. America	1,382	14	1,014	11	1,644	17
Mexico	1,069	11	2,019	21	1,649	17
Asia/Pacific	1,921	20	1,110	11	1,091	11
Europe, Africa, Middle East	418	4	831	9	528	6

	9,704		9,616		9,605

Average daily operating rates	$3,642		$3,948		$4,418

Overall, the level of top drive operating days reflects the increase in worldwide drilling activity reported by Baker Hughes, although there are substantial regional variations in Tesco’s top drive activity in response to local conditions.

The Corporation continues to provide contract Casing Drilling™ services to two customers in South Texas using its three Genesis-series rigs. One of the three rigs was released by the customer during the quarter, resulting in two rigs operating and under contract at June 30, 2004. Negotiations to sell these rigs are continuing.

Casing running revenues derive principally from the Corporation’s traditional casing running business in East Texas and North Louisiana, with a growing contribution from the operation of Tesco’s proprietary Casing Running System (“CRS”). CRS revenues for the second quarter of 2004 were $1.4 million, an increase of $0.4 million from the immediately preceding quarter; revenues from this product in the first six months of 2004 are $2.4 million, 33% more than the $1.8 million generated in the whole of 2003.

Products Division

The following is a summary of the revenues of the Products Division for the periods indicated:

Three months ended June 30	2004	2003	2002
$000
Portable Top Drives
– unit sales	3,462	13,745	8,557
– after-sales parts sales & service	3,668	5,056	3,838
Other	209	1,936	27

Total third party	7,339	20,737	12,422
Internal sales	7,826	7,433	9,418

Total revenues	15,165	28,170	21,840

Six months ended June 30	2004	2003	2002
$000
Portable Top Drives
– unit sales	13,865	21,142	18,551
– after-sales parts sales & service	7,228	9,563	6,715
Other	967	3,070	428

Total third party	22,060	33,775	25,694
Internal sales	13,077	24,836	11,843

Total revenues	35,137	58,611	37,537

TESCO CORPORATION     Second Quarter Report

During the second quarter of 2004, the Corporation recognized $3.1 million in unit sales revenue from the early buy-out of three systems which had been delivered in the fourth quarter of 2003 and the first quarter of 2004 and which were being operated by the customer under a 24 month deferred purchase arrangement. The Corporation delivered no new top drive systems in the quarter. Steps were taken in the first half of this year, including hiring additional sales personnel, that are expected to result in increasing sales in the latter half of 2004. Currently, the Corporation has on hand purchase commitments for 7 top drive systems for delivery in the third quarter.

Gross Profit

The Corporation’s gross profit percentage for the second quarter of 2004 was 36%, an improvement from the 34% achieved in the immediately preceding quarter and from the 31% achieved in the same quarter a year ago. This improvement reflects the increasing profitability of the Corporation’s Casing Drilling™ and Casing Running businesses.

Operating Contribution

Operating contribution is gross profit less product development, selling, general and administrative and depreciation and amortization expenses.

Three months ended June 30	2004	2003	2002
$000
Gross Profit	13,833	15,536	14,395
Expenses
– product development	1,463	3,112	3,073
– selling, general & administrative	7,976	8,718	9,103
– depreciation & amortization	4,632	4,030	2,741

Operating contribution	(238)	(324)	(522)

Six months ended June 30	2004	2003	2002
$000
Gross Profit	30,481	33,743	27,447
Expenses
– product development	2,578	5,961	7,025
– selling, general & administrative	16,104	18,309	16,719
– depreciation & amortization	9,447	7,722	5,620

Operating contribution	2,352	1,751	(1,917)

Product Development Expense

Product development are less than 50% of amounts incurred in the comparable periods last year, reflecting management’s focus on commercializing the developments of prior years. Product development expenses will remain at current levels through the balance of the year. The completion of significant downhole tool testing will result in a reduction in expenses arising from the operation of the test rig at the Corporation’s Houston facility; this will be offset by increased activity related to enhancements to the top drive product line.

Selling, General & Administrative Expense

Selling, general and administrative for the second quarter of 2004 was $8.0 million, a reduction of 2% from the immediately preceding quarter and 9% from the same quarter last year. Management continues to explore opportunities to reduce the administrative cost of operating the Corporation’s international activities and is in the process of rationalizing its management structure in South America and Europe and North Africa. Cost savings realized from these initiatives will be offset by additional costs incurred to enhance the Corporation’s sales and marketing capabilities.

Depreciation and Amortization

Depreciation and amortization expense for the second quarter of 2004 was $0.2 million less than the immediately preceding quarter as a result of lower utilization of the Corporation’s top drives. The increase of $0.6 million for the quarter as compared to the same quarter last year is primarily the result of depreciation on the machining facility that was acquired in July of 2003.

TESCO CORPORATION     Second Quarter Report

Stock Compensation Expense

Stock based compensation expense for the second quarter of 2004 was reduced by the forfeiture of options granted in 2003 on the departure from the Corporation of certain executives. Such forfeitures result in the reversal, in the period in which the forfeiture occurs, of previously recognized compensation expense. The amount of the reversal recorded in the second quarter was $0.3 million.

Financial (Income) Expense

Three months ended June 30	2004	2003	2002
$000
Interest income	(241)	(111)	(647)
Interest expense	1,156	1,261	983

Net interest expense	915	1,150	336
Foreign exchange (gain) loss	(77)	(441)	498
Other financial items	137	(730)	(193)

	975	(21)	641

Six months ended June 30	2004	2003	2002
$000
Interest income	(439)	(310)	(1,334)
Interest expense	2,542	2,601	2,375

Net interest expense	2,103	2,291	1,041
Foreign exchange (gain) loss	133	693	734
Other financial items	218	(672)	(313)

	2,454	2,312	1,462

Interest income for the second quarter and first six months of 2004 has increased in comparison with the same periods in the prior year as a result of increases in the Corporation’s interest-earning cash balances. The average of the opening and closing cash balances for the first six months of 2004 was $52.3 million, compared with $44.2 million in 2003. The reduction in interest expense in the same periods is the result of changes in the US/Canadian dollar exchange rate; all of the Corporation’s interest-bearing debt is denominated in US dollars. This reduction due to exchange rate changes was offset to some extent by additional interest expense on debt incurred to finance the acquisition of the Corporation’s machining facility in Calgary in July of 2003.

Foreign exchange gains and losses for the second quarter and first six months of 2004 reflect a more stable US/Canadian dollar relationship than during the same periods in the prior year. Over the first six months of 2004, the currencies have traded in a range of Canadian $1.30 — $1.37 to US$1.00; the trading range over the same period in 2003 was Canadian $1.36 — $1.57 to US$1.00.

Until the end of the second quarter of 2003, other financial items included the Corporation’s interest in the earnings of Drillers Technology Corporation.

Income Taxes

The Corporation has recorded a current tax expense for the second quarter and first six months of 2004 of $4.8 and $4.9 million respectively. This expense relates to tax installments paid in foreign jurisdictions that are expected to be recovered against future taxes payable, resulting in an offsetting future tax recovery in the income statement.

Critical Accounting Estimates

The preparation and presentation of the Corporation’s financial statements requires management to make estimates that significantly affect the results of operations and financial position reflected in the financial statements. In making these estimates, management applies accounting policies and principles that it considers provide the most meaningful and reliable financial reporting. Management considers the most significant of these estimates and their impact to be:

Accounting for Stock Options

The Corporation recognizes a compensation expense on options granted to employees. This compensation expense is based on the theoretical fair value of each option at its grant date, the estimation of which requires management to make assumptions about the future volatility of the Corporation’s stock price, future interest rates and the timing of employees’ decisions to exercise their options. The effect of a change in one or more of these variables could result in a materially different fair value.

TESCO CORPORATION     Second Quarter Report

Technology and Development Costs

The Corporation capitalizes certain product development costs based on management’s estimates of the ability of the Corporation to recover these costs from future profits expected from the product. In the event that management’s initial estimates of the commercial viability of a product are incorrect, capitalized costs must be written off. At March 31, 2004, the Corporation’s net book value of capitalized technology and development costs was $7.8 million, of which $7.3 million relates to Tesco’s Casing Drilling™ technology.

Impact of Anticipated Accounting Changes

The Corporation prepares its financial statements using policies that conform with accounting principles generally accepted in Canada. From time to time, the Canadian Institute of Chartered Accountants mandates changes to these principles that require changes to the Corporation’s accounting policies. Management is not aware of any actual or pending changes that will affect the Corporation’s 2004 financial statements.

Liquidity and Capital Resources

The Corporation’s net debt at June 30, 2004 was $13.2 million, a reduction of $6.6 million from March 31, 2004 and $1.9 million from December 31, 2003. This reduction is the result of an increase in cash balances on hand to $56.1 million, offset to some extent by an increase in the Canadian dollar amount of the Corporation’s debt as a result of exchange rate changes. In June, 2004, the Corporation increased its bank line of credit of $15.0 million by an additional $20 million specifically for the purpose of ensuring that sufficient funds would be available to retire its Senior Notes on their due date of October 15, 2004.

Financial Instruments and Contractual Commitments

There have been no material changes that would affect the Corporation’s disclosures relating to financial instruments and contractual commitments made in its most recent annual Management Discussion and Analysis.

Outlook

Tesco expects increased levels of drilling activity for the balance of 2004. Existing initiatives to improve the Corporation’s sales and marketing efforts and rationalize its administrative and operational structure are expected to improve Tesco’s profitability. Financing arrangements put in place during this quarter are expected to permit the Corporation flexibility in addressing the need to retire its Senior Notes and strengthen further its solid balance sheet. The combination of these factors with Tesco’s proven and developing product line provides a positive outlook for Tesco for the balance of 2004 and into 2005.

TESCO CORPORATION     Second Quarter Report

Consolidated Balance Sheets

At June 30, 2004 and December 31, 2003
(Thousands of Canadian Dollars)
Unaudited

		June 30,	December 31,
	Notes	2004	2003
ASSETS
Current assets
Cash and short term deposits		$56,072	$52,075
Accounts receivable		41,152	41,817
Income taxes recoverable		1,627	1,641
Inventories		35,119	38,791
Future income taxes		6,711	6,779

		140,681	141,103

Property, plant and equipment		139,197	145,030
Property held for resale		8,437	8,437
Investment		7,830	7,830
Goodwill		7,638	7,504
Future Income Taxes		2,509	—
Intangible and other assets		12,239	15,191

		$318,531	$325,095

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$27,737	$34,013
Current portion of long term debt		65,780	63,448

		93,517	97,461
Long term debt	5	3,541	3,770
Future income taxes		—	2,346

		97,058	103,577

Contingency	7

SHAREHOLDERS’ EQUITY
Share capital	4	155,412	155,237
Contributed surplus		2,849	1,711
Retained earnings		63,212	64,570

		221,473	221,518

		$318,531	$325,095

TESCO CORPORATION     Second Quarter Report

Consolidated Statements of Earnings and Retained Earnings

Three and six months ended June 30, 2004 and 2003
(Thousands of Canadian Dollars)
Unaudited

	Notes	Three Months		Six Months
		2004	2003	2004	2003
			(restated)		(restated)
REVENUES
Sales		$38,872	$50,446	$87,667	$97,215
Cost of sales		25,039	34,910	57,186	63,472

Gross profit		13,833	15,536	30,481	33,743

EXPENSES
Product development		1,463	3,112	2,578	5,961
Selling, general and administration		7,976	8,718	16,104	18,309
Depreciation and amortization		4,632	4,030	9,447	7,722
Stock compensation expense		485	571	1,138	571
Financial expense	2	974	(21)	2,454	2,312

		15,530	16,410	31,721	34,875

Earnings (loss) from operations before restructuring and other exceptional items		(1,697)	(874)	(1,240)	(1,132)

Restructuring and other exceptional items	3	—	20,624	—	20,624

Earnings (loss) before income taxes		(1,697)	(21,498)	(1,240)	(21,756)

Income taxes
Current		4,805	—	4,905	—
Future		(5,064)	(7,126)	(4,787)	(7,190)

		(259)	(7,126)	118	(7,190)

Net earnings (loss) for the period		(1,438)	(14,372)	(1,358)	(14,566)

Retained earnings, beginning of period		64,650	88,754	64,570	88,948

Retained earnings, end of period		$63,212	$74,382	$63,212	$74,382

Earnings (loss) per share:
Basic and Diluted		$(0.04)	$(0.42)	$(0.04)	$(0.42)

Weighted average number of shares:
Basic and Diluted		34,721,130	34,545,596	34,716,963	34,456,702

TESCO CORPORATION     Second Quarter Report

Consolidated Statements of Cash Flows

Three and six months ended June 30, 2004 and 2003
(Thousands of Canadian Dollars)
Unaudited

	Notes	Three Months		Six Months
		2004	2003	2004	2003
			(restated)		(restated)
OPERATING ACTIVITIES
Net earnings (loss) from continuing operations for the period		$(1,438)	$(14,372)	$(1,358)	$(14,566)
Adjusted for items not involving funds –
Stock compensation expense		485	571	1,138	571
Future income taxes		(5,064)	(7,126)	(4,787)	(7,190)
Impairment losses		—	1,011	—	1,011
Depreciation and amortization		4,632	4,030	9,447	7,722
Amortization of financial items		22	26	44	53
Loss on disposal of capital assets		374	—	570	—
Unrealized losses (gains) on exchange		752	(3,679)	962	(5,834)
Equity in earnings of affiliate		—	(366)	—	(366)

		(237)	(19,905)	6,016	(18,599)

Changes in non-cash balances affecting operations	6	7,375	21,856	1,409	3,111

		7,138	1,951	7,425	(15,488)

INVESTING ACTIVITIES
Additions to property, plant and equipment		(2,911)	(2,565)	(3,952)	(9,981)
Proceeds on sale of property, plant and equipment		8	1,238	316	2,318
Purchase of Bo Gray assets		(134)	—	(134)	—
Intangible and other assets:
– payments		40	—	(539)	(1,155)
– receipts		2,991	431	2,991	431

		(6)	(896)	(1,318)	(8,387)
Decrease in accounts payable from:
Additions to property, plant and equipment		—	(3,395)	—	(3,919)
Purchase of Bo Gray assets		—	—	(3,334)	(49)

		(6)	(4,291)	(4,652)	(12,355)

FINANCING ACTIVITIES
Repayments on long term debt		(222)	—	(442)	—
Issue of share capital		105	1,114	175	2,621

		(117)	1,114	(267)	2,621

Effect of foreign exchange gains (losses) on cash balances		832	(1,777)	1,491	(3,833)

Increase (decrease) in cash and cash equivalents		7,847	(3,003)	3,997	(29,055)
Net Cash and Cash Equivalents, beginning of period		48,225	32,635	52,075	58,687

Net Cash and Cash Equivalents, end of period		$56,072	$29,632	$56,072	$29,632

Cash is comprised of:
Bank balances		$20,319	$13,799	$20,319	$13,799
Money Market Instruments		35,753	15,833	35,753	15,833

		$56,072	$29,632	$56,072	$29,632

TESCO CORPORATION     Second Quarter Report

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2004 and 2003
(Thousands of Canadian Dollars)
Unaudited

1.	ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Corporation’s audited consolidated financial statements for the year ended December 31, 2003.

2.	FINANCIAL (INCOME) EXPENSE

	Three months		Six months
	2004	2003	2004	2003
Interest income	$(241)	$(111)	$(439)	$(310)
Interest expense	1,156	1,261	2,542	2,601
Foreign exchange (gain) loss	(78)	(441)	133	693
Other financial items	137	(730)	218	(672)

	$974	$(21)	2,454	2,312

3.	RESTRUCTURING AND OTHER EXCEPTIONAL ITEMS

During the quarter ended June 30, 2003, the Corporation incurred substantial exceptional costs and liabilities associated with the restructuring of its activities and other events. The charges against earnings in respect of these items were:

Work force reduction costs	$2,327
Write down of redundant inventory	9,422
Reserve for loss on sale of land	1,011
Equipment retrofit costs	4,886
Loss on bankruptcy of major customer	2,978

$20,624

4.	SHARE CAPITAL

Six month periods ended	June 30, 2004		June 30, 2003
Issued common shares:
	# of shares	$	# of shares	$
Balance, January 1	34,706,130	155,237	34,342,796	151,826
Issued for cash on exercise of options	10,000	70	148,167	2,621

Balance, March 31	34,716,130	155,307	34,490,963	154,447
Issued for cash on exercise of options	15,000	105	111,900
Share issue costs				(10)

Balance, June 30	34,731,130	155,412	34,602,863	154,447

TESCO CORPORATION     Second Quarter Report

Stock options: The Corporation recognizes a compensation expense in respect of options granted under its Stock Option Plan. Options outstanding and changes during the three months ended June 30, 2004 and 2003 are:

Six month periods ended

	2004		2003
		Average		Average
	# of options	exercise price	# of options	exercise price
Balance, January 1	2,097,700	$14.88	2,038,202	$14.30
Granted	—	$—	100,000	$14.40
Exercised	(10,000)	$7.00	(148,167)	$10.17
Expired	(3,350)	$17.90	(12,450)	$17.67

Balance, March 31	2,084,350	$14.91	1,977,585	$14.60
Granted	610,000	$9.89	565,000	$14.42
Exercised	(15,000)	$7.00	(111,900)	$10.04
Expired	(66,000)	$14.40	(89,238)	$15.00

Balance, June 30	2,613,350	$13.85	2,341,447	$14.74

Details of options granted since January 1, 2002 and their fair values, determined using the Black Scholes option-pricing model, are:

			Time to	Risk free		Fair value
Date of grant	Options granted	Exercise price	exercise (years)	interest rate	Volatility	($000)
Mar 14/02	525,000	$19.35	4	4.83%	71%	5,700
Mar 26/03	34,000	$14.40	4	4.47%	58%	240
May 15/03	540,000	$14.42	4	4.02%	58%	3,785
May 20/03	25,000	$12.95	4	3.85%	58%	157
Aug 8/03	10,000	$12.90	4	3.82%	56%	60
May 6/04	610,000	$9.89	6	4.31%	62%	3,672

The Corporation has not recognized any compensation expense for options granted prior to January 1, 2003. If the Corporation had applied the fair value method of accounting for stock-based compensation for options granted in 2002, the pro forma effect of applying this method of accounting would be to increase the loss for the three and six months ended June 30, 2004 by $168 and $336 respectively. (2003 — increase the loss for the three and six months by $311 and $623 respectively.)

5.	LONG TERM DEBT

Components of long term debt are:

	June 30,	December 31,
	2004	2003
U.S. $46,500 unsecured Senior Notes due on October 15, 2004. These notes bear interest at 7.59% payable semi-annually.	$62,300	$60,024
U.S. $3,760 lease obligation, bears interest at 4.59%, is repayable in monthly installments of U.S. $58, and is secured by machinery and equipment with a net book value of Canadian $4,906.	4,289	4,492
U.S. $2,125 demand mortgage payable, bears interest at 4.25%, is repayable in monthly installments of U.S. $16, and is secured by specific land and buildings.	2,732	2,702

	69,321	67,218
Less: current portion due within one year	65,780	63,448

	$3,541	$3,770

TESCO CORPORATION     Second Quarter Report

6.	SUPPLEMENTARY CASH FLOW INFORMATION

a)	Components of changes in non-cash balances affecting operations are:

	Three months		Six months
	2004	2003	2004	2003
Decrease (increase) in accounts receivable	$10,300	$12,207	$665	$3,098
Decrease (increase) in income taxes recoverable	1,135	(1,334)	14	(2,312)
Decrease (increase) in inventories	(756)	11,442	3,672	(382)
Increase (decrease) in accounts payable and accrued liabilities	(3,304)	(459)	(2,942)	2,707

	$7,375	$21,856	$1,409	3,111

b)	Cash payments in respect of:

	Three months		Six months
	2004	2003	2004	2003
Interest	$81	$—	$2,443	$2,771
Income taxes	$3,670	$1,334	$4,891	$2,312

c)	Cash receipts in respect of:

	Three months		Six months
	2004	2003	2004	2003
Interest	$218	$175	$380	$514
Income taxes	$—	$—	$—	$—

7.	CONTINGENCY

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco’s Mexican operations, commencing in 1996, are not deductible for Mexican tax purposes. The Mexican tax authorities have issued formal reassessments in respect of the 1996 to 1999 fiscal tax year filings. These assessments are subject to interest, penalties and adjustment for inflation in the event they become payable. Management’s estimate of the Corporation’s total exposure in respect of these reassessments is approximately $17.7 million. Management, in consultation with its Mexican tax advisors, continues to believe that the basis for the reassessments for 1996 to 1999 is incorrect but expects that a final determination of the matter by the Mexican tax courts will not be achieved until mid-2005 at the earliest.

TESCO CORPORATION     Second Quarter Report

Segment Information

Three and six months ended June 30, 2004 and 2003
(Thousands of Canadian Dollars)
Unaudited

Three months to:	June 30, 2004				June 30, 2003
Operations:	Revenues		Depreciation	Earnings	Revenues		Depreciation	Earnings
			and	before			and	before
	Internal	Third party	amortization	taxes	Internal	Third party	amortization	taxes
Products	7,827	7,339	711	(897)	7,433	20,737	272	3,398
Services	779	31,533	3,632	4,650	1,258	29,709	3,518	1,830

	8,606	38,872	4,343	3,753	8,691	50,446	3,790	5,228

Intersegment eliminations			(200)	(324)			(215)	(66)
Product development expense			—	(1,291)			—	(3,112)
Restructuring and other exceptional items			—	—			—	(20,624)
Corporate items			489	(3,834)			455	(2,924)

			4,632	(1,696)			4,030	(21,498)

Geographic:				Revenues				Revenues
Canada				3,199				8,970
United States				25,011				21,772
Mexico				2,570				4,539
South America				2,515				2,300
South East Asia				3,898				9,000
Europe, Africa and Middle East				1,679				3,865

				38,872				50,446

Six months to:	June 30, 2004				June 30, 2003
Operations:	Revenues		Depreciation	Earnings	Revenues		Depreciation	Earnings
			and	before			and	before
	Internal	Third party	amortization	taxes	Internal	Third party	amortization	taxes
Products	13,079	22,061	1,483	(2,180)	24,836	33,775	530	5,425
Services	1,104	65,606	7,342	12,122	3,665	63,440	7,205	6,885

	14,183	87,667	8,825	9,942	28,501	97,215	7,735	12,310

Intersegment eliminations			(353)	90			(908)	1,081
Product development expense			—	(2,578)			—	(5,961)
Restructuring and other exceptional items			—	—			—	(20,624)
Corporate items			975	(8,693)			895	(8,562)

			9,447	(1,239)			7,722	(21,756)

Geographic:				Revenues				Revenues
Canada				11,386				18,473
United States				44,603				39,250
Mexico				5,117				16,115
South America				4,955				4,558
South East Asia				14,998				11,712
Europe, Africa and Middle East				6,608				7,107

				87,667				97,215

TESCO CORPORATION     Second Quarter Report

Tesco Corporation
6204 – 6A Street S.E., Calgary, Alberta, Canada T2H 2B7
Tel: 403 233-0757 Fax: 403 252-3362
investor@tescocorp.com www.tescocorp.com

TESCO

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